UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')

2021 Awards under the Deferred Investment Award Programme

Notional Award

On 10 February 2021, the Company granted awards over notional Ordinary Shares to Persons Discharging Managerial Responsibilities ('PDMRs') under the GlaxoSmithKline Deferred Investment Award programme.

Under the programme, awards are made over notional Ordinary Shares with vesting phased over a specified period to provide long-term alignment with shareholders.  Vesting is subject to the PDMR not having served the Company notice or having been terminated by the Company for cause.  Dividends will accrue on the award during the vesting period through reinvestment in additional notional shares. On vesting, the award and accrued dividends will be paid in cash. Executive Directors are not eligible to receive awards under the programme.

The awards have been made to support the retention of the PDMRs listed below.  The awards will vest 50% on 10 February 2024, 25% on 10 February 2025, and the balance on 10 February 2026.

The closing Ordinary Share price on 10 February 2021, used to determine the awards, was £12.75.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A restricted award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.75	78,431.373
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A restricted award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.75	78,431.373
d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A restricted award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.75	39,215.686
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO of ViiV Healthcare
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A restricted award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.75	78,431.373
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 12, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc